Exhibit 99.13

IMPERIAL TOBACCO GROUP PLC

PRELIMINARY RESULTS FOR THE TWELVE MONTHS ENDED

30 SEPTEMBER 2006

HIGHLIGHTS

*	Cigarette volumes	186.9	bn	up	7%	(2005: 175.2bn)
*	Revenue less duty	£3,162	m	up	1%	(2005: £3,123m)
*	Profit from operations	£1,311	m	up	6%	(2005: £1,240m)
*	Adjusted** profit from operations	£1,356	m	up	5%	(2005: £1,297m)
*	Basic earnings per share	122.2	p	up	13%	(2005: 108.6p)
*	Adjusted** earnings per share	122.2	p	up	9%	(2005: 112.2p)
*	Full year dividend	62.0	p	up	11%	(2005: 56.0p)

Results are prepared under International Financial Reporting Standards (“IFRS”).

**                  Adjusted results are reported, where applicable, before restructuring costs, retirement benefit net finance income, certain fair value changes on derivatives and related tax effects.

Summarising today’s announcement, Gareth Davis, Chief Executive, said:

“We delivered another strong set of results in 2006, clearly demonstrating our organic volume growth capability, whilst continuing to reduce costs, improve efficiencies and effectively manage our cash.

“Our organic growth performance was especially pleasing as we increased cigarette volumes by 7% and gained cigarette market shares across all our regions including the UK, where we enhanced our leadership position, and Germany where we made further good progress.

“Our premium international cigarette brand Davidoff again increased its global volumes. We were very pleased to secure ownership of the worldwide Davidoff cigarette trademark, which will enable us to accelerate this growth going forward.

“The strength of our broad brand and product portfolio provides us with good representation across all price segments. This was reflected in encouraging volume and market share gains from Davidoff, West, JPS and a number of regional cigarette brands in the Rest of Western Europe and the Rest of the World.

“These robust cigarette performances, combined with our world leading position in other tobacco products and rolling papers, ensure we are well placed to deliver further organic growth.

“This year is our tenth anniversary as a public company and during that time we have developed an excellent track record in profit delivery, earnings growth and shareholder returns.

“We remain committed to building on our successes going forward; taking advantage of widening geographic opportunities, investing further in brand development and continuing to buy back shares whilst we seek value creating acquisitions. The business is in great shape and I am confident that we can continue to create sustainable value for our shareholders.

“Finally, our Chairman Derek Bonham will be retiring soon and I would like to thank him for his support and wise counsel over the years. Derek was the founder of the modern Imperial Tobacco and the business has benefited immeasurably from his inspirational leadership. I wish him continued success and happiness in the future.”

NOTES TO EDITORS

Imperial Tobacco Group PLC

Imperial Tobacco Group PLC is the world’s fourth largest international tobacco company. The Group manufactures and sells a comprehensive range of cigarettes, tobaccos, rolling papers, filter tubes and cigars in over 130 countries worldwide. It has around 14,500 employees and 32 manufacturing sites.

ENQUIRIES

Alex Parsons, Group Media Relations Manager	+44 (0)7967 467 241

Simon Evans, Group Media Relations Executive	+44 (0)7967 467 684

John Nelson-Smith, Investor Relations Manager	+44 (0)117 933 7032

Interviews with Gareth Davis, Chief Executive, and Bob Dyrbus, Finance Director, are available in video, audio and text formats at:

www.imperial-tobacco.com and www.cantos.com

High-resolution photographs are available to the media free of charge at: www.newscast.co.uk         +44 (0)20 7608 1000

Imperial Tobacco’s 2006 Preliminary Results are available at: www.imperial-tobacco.com

FINANCIAL HIGHLIGHTS

		2006				2005

*	Revenue	£11,676	m	up	4%	£11,229	m
		$(21,857	m)
*	Revenue less duty	£3,162	m	up	1%	£3,123	m
		$(5,919	m)
*	Profit from operations	£1,311	m	up	6%	£1,240	m
		$(2,454	m)
*	Adjusted profit from operations	£1,356	m	up	5%	£1,297	m
		$(2,538	m)
*	Profit before tax	£1,168	m	up	8%	£1,078	m
		$(2,186	m)

*	Basic earnings per share	122.2	p	up	13%	108.6	p
		(228.8	c)
*	Adjusted earnings per share	122.2	p	up	9%	112.2	p
		(228.8	c)
*	Diluted earnings per share	121.6	p	up	12%	108.1	p
		(227.6	c)

*	Dividend per share proposed	62.0	p	up	11%	56.0	p
		(116.1	c)

Management believes that reporting adjusted measures provides a better comparison of business performance for the year and reflects the way in which the business is controlled.  Accordingly, adjusted measures of profit from operations, net finance costs, profit before tax, taxation and earnings per share exclude, where applicable,  restructuring costs, retirement benefit net finance income, fair value gains and losses on derivative financial instruments and related taxation effects. Reconciliations between adjusted and reported profit from operations, net finance costs and profit before tax are included within note 1 to the financial statements, adjusted and reported taxation in note 4, and adjusted and reported earnings per share in note 6.  The term adjusted is not a defined term under International Financial Reporting Standards and may not be comparable with similarly titled measures reported by other companies.

The exchange rate of US$1.872 to the £1, the pound sterling noon buying rate on 29 September 2006, the last business day prior to 30 September 2006, has been used to translate this statement prepared under IFRS.

CHAIRMAN’S STATEMENT

On the tenth anniversary of our listing on the London Stock Exchange, I am extremely pleased that the successful execution of our strategy has again delivered a strong set of results.

EARNINGS AND DIVIDEND

This year’s results build on our impressive track record, clearly demonstrating our consistent ability to create sustainable shareholder value.

Growing sales volumes, good brand performances, our ongoing focus on costs, and effective cash management have delivered an increase in adjusted earnings per share of 9 per cent to 122.2 pence. Basic earnings per share were 122.2 pence (2005: 108.6 pence).

The Board recommends a final dividend of 43.5 pence per share bringing the total dividend for the year to 62.0 pence, up 11 per cent on 2005 (2005: 56.0 pence).*

*                         If approved the dividend will be paid on 16 February 2007 to those shareholders on the register at close of business on 19 January 2007.

AN OUTSTANDING TRACK RECORD

The last decade has been a wonderfully exciting time in the long history of Imperial Tobacco. Since listing in 1996, we have transformed a largely UK business into the world’s fourth largest international tobacco company. Total shareholder return over this period ranks us second amongst FTSE 100 companies. £100 invested in Imperial Tobacco in 1996 would have grown to almost £800 by 2006, over 6 times the return of the FTSE All-Share Index. The share price has risen from 329 pence** in 1996 to an all time high of 1,843 pence during this year. Adjusted earnings per share and dividends have both grown by a compound 15 per cent.

**      Adjusted to reflect the bonus element of the two-for-five discounted rights issue in 2002.

Since 1996, we have invested £5.2 billion in acquisitions which have enabled us to significantly increase our geographic footprint and enhance our product and brand portfolio. These acquisitions, combined with our underlying organic growth, have delivered significant returns to shareholders. Fundamental to our success has been our focus on profitable top-line growth combined with a rigorous approach to controlling costs and effectively utilising the cash we generate.

An excellent management team, supported by a dedicated and highly skilled work force, has converted our plans into the tangible results we have consistently delivered.

CORPORATE GOVERNANCE

Our dedication to delivering excellent results is matched by our commitment to maintaining high standards of corporate governance. We believe our reporting has always been open and transparent, and this year we have refined our approach to include the latest UK legislative requirements.

BOARD

In accordance with our corporate governance practices and as part of our ongoing evaluation of Board performance, we regularly review Board membership to ensure that we have the skills and expertise necessary to run our international business.

This year I was pleased to welcome Graham Blashill as Group Sales and Marketing Director, and Ken Burnett and Charles Knott as Non-Executive Directors. David Thursfield resigned as a Non-Executive Director in October last year. Simon Duffy and Sipko Huismans retired as Non-Executive Directors at the end of the 2006 Annual General Meeting, both having served nine years on the Board. I thank them most warmly.

I will shortly be retiring as Chairman and will be succeeded by Iain Napier, currently Joint Vice Chairman and Senior Independent Director. I have been pleased to work alongside Iain since his appointment to the Board in 2000, and wish him every success.

This is my last set of annual results and it has been a pleasure and a privilege to serve as your Chairman. Above all, it has been tremendously enjoyable, due to the friendship and dedicated support of all my Board colleagues over the years.

The Group is in good shape and in capable hands. I am confident that Imperial Tobacco will continue to achieve sustainable growth, creating value for its shareholders.

Derek Bonham

Chairman

OPERATING AND FINANCIAL REVIEW

CHIEF EXECUTIVE’S REVIEW

We have again demonstrated the strength of our strategy and our organic growth credentials. Our brands and in-market performances and the commitment of our people have all contributed to another great year.

PERFORMANCE OVERVIEW

Our success in 2006 has been reflected in a 7 per cent growth in our cigarette volumes and share gains across all our regions. In the UK, a good performance from our existing brand portfolio has been complemented by the successful national launch of Windsor Blue. In Germany, JPS has continued to grow strongly. In the Rest of Western Europe and Rest of the World regions, we have grown our shares in most of our markets.

Our key premium international cigarette brand Davidoff performed well, with global volumes up 6 per cent on last year to 14 billion cigarettes. In September 2006, we acquired the worldwide cigarette trademark for the brand, having been the long term licensee since the acquisition of Reemtsma in 2002. We have had considerable success with Davidoff cigarettes in the last four years and this acquisition will provide us with greater flexibility to develop the brand and accelerate its international growth.

In addition to our acquisition of the Davidoff cigarette trademark, we bought Gunnar Stenberg, a Norwegian distributor of tobacco products and accessories, in February 2006, extending our position in Scandinavia.

In our manufacturing operations, our cigarette unit costs reduced by 6 per cent reflecting excellent progress in our simplification and standardisation programmes. In July, to further improve operational efficiencies and our competitive position, we announced the closure of our other tobacco product factories in Liverpool and Lahr. The closure of the Treforest papers factory and the relocation of our Central European cigarette production to Poland announced last year have now been completed.

In order to ensure the effective use of our cash we increased our rolling share buyback programme to an annual rate of around £600 million in February 2006. We spent £556 million, including transaction costs, in the financial year, acquiring 32.5 million shares which are held as Treasury shares. The average price paid was £17.02.  As at 30 September 2006, we held 46.0 million Treasury shares representing 6.3 per cent of our issued share capital.

Our success is as much due to our people as it is to our products and brands. Our employees’ enthusiasm and commitment are great assets for Imperial Tobacco, ensuring we continue to deliver on our strategy and create value for our shareholders. My sincere thanks to them all for yet another great year.

REGULATION

We have demonstrated our ability to successfully develop our business in highly regulated environments. Regulation continued to increase during the year in many markets in which we operate. We believe that we are well positioned to effectively manage regulatory challenges. We welcome constructive dialogue with governments and regulatory bodies in pursuit of sensible, practical and proportionate regulation.

CORPORATE RESPONSIBILITY

In my introduction to our most recent Corporate Responsibility Review, I reiterated our commitment to corporate responsibility and our performance across many measured criteria has continued to improve.  More detail on our progress will be reported in our 2006 Corporate Responsibility Review, published on our website in December.

OUTLOOK

Looking ahead, we believe that we are in a strong position. Our widening geographic footprint combined with our broad product portfolio offers many opportunities to leverage and build brand equity, with long term sustainable growth prospects across the business.

Our unrelenting focus on cost and efficiency throughout every part of the business will continue. We remain committed to seeking value creating acquisitions that meet our established criteria. Our rolling share buyback programme is an effective use of our cash flow in the meantime.

Finally, I would like to thank my Chairman, Derek, for his guidance and wise counsel over the years. It has been a privilege to serve as his Chief Executive.

Gareth Davis

Chief Executive

GROUP PERFORMANCE

A SUCCESSFUL YEAR OF GROWTH

In 2006, revenue was £11,676 million compared to £11,229 million in 2005. Revenue less duty was £3,162 million (2005: £3,123 million).

Adjusted profit from operations was up 5 per cent to £1,356 million and Group adjusted operating margins were up to 42.9 per cent (2005: 41.5 per cent). Reported profit from operations grew 6 per cent to £1,311 million (2005: £1,240 million).

Growing volumes, combined with increased efficiencies across the business and continued effective cash management, delivered 9 per cent growth in adjusted earnings per share. Basic earnings per share increased by 13 per cent to 122.2 pence (2005: 108.6 pence).

REGIONAL PERFORMANCE ANALYSIS

	Revenue less duty 2006	Revenue less duty 2005	Adjusted Profit from Operations 2006	Adjusted Profit from Operations 2005
	£m	£m	£m	£m
UK	835	800	506	468
Germany	584	630	274	294
Rest of Western Europe	637	644	324	326
Rest of the World	1,106	1,049	252	209
Total	3,162	3,123	1,356	1,297

	Cigarette volumes 2006	Cigarette volumes 2005	Fine cut tobacco volumes 2006 000’s	Fine cut tobacco volumes 2005 000’s
	bn	bn	tonnes	tonnes
UK	23.4	23.9	2.1	2.1
Germany	20.7	20.9	6.4	7.1
Rest of Western Europe	20.1	17.7	15.1	15.6
Rest of the World	122.7	112.7	1.9	1.8
Total	186.9	175.2	25.5	26.6

The financial statements for the year ended 30 September 2006 have been prepared using International Financial Reporting Standards (IFRS) as endorsed by the European Union. In November 2005, we restated our 2005 results which were originally reported under UK GAAP, in accordance with IFRS. For full details, visit the investor section of our website www.imperial-tobacco.com

Subsequent to releasing our restated 2005 results, we have reclassified certain advertising and promotion expenditure and retirement benefit net financing income within our income statement. These changes do not impact the previously reported IFRS profit before tax for 2005.

UNITED KINGDOM

We grew our UK cigarette market share, further enhancing our market leading position.

MARKET DYNAMICS

We estimate that the UK cigarette market was down 3 per cent to 49.1 billion (2005: 50.8 billion) with consumer downtrading continuing. The value and economy sectors now account for over 40 per cent of the total UK cigarette market. The fine cut tobacco market grew to 3,250 tonnes (2005: 3,000 tonnes).

A ban on smoking in public places was introduced in Scotland in March 2006.

OUR PERFORMANCE

In the UK, revenue less duty rose 4 per cent to £835 million, with adjusted profit from operations up 8 per cent to £506 million. Cigarette volumes were down 2 per cent to 23.4 billion. This profit performance reflects improvements in cigarette market share and the benefits of price increases which more than offset market volume declines and downtrading.

We delivered an excellent operational performance in the UK, growing our cigarette market share to 45.5 per cent (2005: 44.5 per cent). Windsor Blue, launched nationally in January 2006 in the economy sector, grew to 2.2 per cent market share in September. New variants Superkings and Smooth and the relaunch of the celebration packs grew the UK’s number one cigarette brand Lambert & Butler to 16.2 per cent share. The number two brand, Richmond, has benefited from a packaging improvement and continued to perform well with a market share of 15.5 per cent. Reflecting downtrading dynamics, our Regal, Embassy and Superkings brands remained under pressure.

We are the UK market leaders in fine cut tobacco, however our market share declined to 65.3 per cent (2005: 66.3 per cent) due to continued competitor activity.

We won the Convenience Tracking Programme Best Supplier, as voted by Retailers in 2006. This is an accolade that recognises the effectiveness and commitment of our sales teams and support functions. We have won this award three times in the last four years.

OUTLOOK

In the context of further regulation, we do not expect smoking bans in the UK to have significant long term effect on our business. We believe smokers will continue to choose to smoke regardless of regulations and our view is supported by experiences in other markets.

The diversity of our brand and product portfolio continues to provide further opportunities within a downtrading environment. This, along with our commitment to sales and marketing excellence and our focus on costs, efficiency and flexibility, ensure we have a strong platform from which we seek to deliver further improvements in profits.

GERMANY

While trading conditions remain challenging in Germany, we have been pleased with the growth in our cigarette market share.

MARKET DYNAMICS

We estimate that the overall tobacco market in 2006 was down 6 per cent to 135 billion cigarette equivalents (2005: 144 billion). The cigarette market fell by 9 per cent to 92 billion cigarettes, (2005: 101 billion), following the further duty increase in September 2005. Other tobacco products were stable at 43 billion cigarette equivalents. The low price branded cigarette sector has continued to grow strongly as consumers downtrade, accounting for 11.4 per cent (2005: 5.6 per cent) of the market, with the Private Label sector continuing to decline to 13.4 per cent (2005: 15.9 per cent).

Production of Singles ceased in March 2006, following a ruling from the European Court of Justice which resulted in a change in the duty status of the product, although products remained on retailers shelves until September.

Regulatory developments include the bill to restrict tobacco advertising in Germany, which has reached the German parliament and is expected to take effect during 2007. The debate on smoking in public places continues with several political initiatives taken at federal and state level. A voluntary agreement with the hospitality association is currently in place.

OUR PERFORMANCE

In Germany, our revenue less duty decreased by 7 per cent to £584 million, with adjusted profit from operations down 7 per cent to £274 million. These results reflect the overall market volume decline, downtrading into value cigarette brands and the cessation of Singles products, partly offset by cigarette market share growth and cost efficiencies.

We grew our cigarette share to 20.7 per cent (2005: 19.4 per cent) driven by an excellent performance from JPS. The brand captured the majority of market share growth in the low price branded cigarette segment, with market share up to 3.8 per cent (2005: 1.7 per cent). Increased downtrading in the mid-priced cigarette segment resulted in West share dropping to 8.2 per cent (2005: 8.5 per cent). In recent months, our limited edition West packs have delivered additional sales volumes and the brand’s performance has stabilised, with a number of further initiatives planned to strengthen the brand. Davidoff performed robustly in a downtrading environment with a stable market share of 1.1 per cent.

Our market share of other tobacco products was down to 21.8 per cent (2005: 24.2 per cent). Prior to the change in duty status of Singles there was increased competition in this market segment, with a resulting impact on our other tobacco products share. In anticipation of consumers migrating from Singles, we launched West Single Tobacco in March and JPS Single Tobacco in May with encouraging initial results.

OUTLOOK

Our primary focus for Germany continues to be in managing the migration of Singles consumers to our alternative products. We are monitoring developments and our strength in value cigarettes and other tobacco products means we are well positioned to manage consumer migration. In addition, we will continue to work on our cost base in order to remain competitive.

REST OF WESTERN EUROPE

In the Rest of Western Europe our cigarette shares have continued to grow in the majority of markets, complementing our leading position in fine cut tobacco.

REGIONAL DYNAMICS

We estimate that the annual regional cigarette market was down by 3 per cent with the annual regional fine cut tobacco market down 2 per cent. The value segments in both cigarette and fine cut tobacco have grown as a result of consumer downtrading and an increasingly competitive pricing environment.

Restrictions on smoking in public places were introduced in Spain and Belgium in January 2006, and debate on this issue continues in other markets across the region.

OUR PERFORMANCE

Our regional cigarette volumes have grown by 14 per cent with improvements in our market shares more than offsetting the market volume decline. Despite our good cigarette volume performance, adjusted profit from operations was broadly stable at £324 million, reflecting declines in travel retail, particularly in Spain, and an increasingly competitive fine cut tobacco market.

In the Netherlands, our cigarette market share grew to 8.9 per cent (2005: 4.9 per cent), driven by the strong growth of West and JPS. In January 2006, we entered into a distribution agreement with Altadis. Our fine cut tobacco market share remained stable at 51.1 per cent with Zilver and Evergreen benefiting from the downtrading dynamic.

In Belgium, our domestic cigarette share progressed to 10.2 per cent (2005: 9.5 per cent), driven by the growth of Route 66, and supported by the stabilisation of Bastos.

Following the introduction of restrictions on smoking in public places in Italy last year, the market decline is now slowing with an overall estimated cigarette market decline of 5 per cent this year. Our cigarette share is slightly down at 1.5 per cent (2005: 1.6 per cent), with minimum pricing, introduced by the Italian Government in August 2005, reducing our ability to develop our portfolio.

In Ireland, with the overall cigarette market size up slightly to an estimated 5.7 billion (2005: 5.6 billion), our cigarette market share was unchanged at 26.2 per cent with a strong performance from Superkings.

We grew our cigarette share in France to 3.6 per cent (2005: 3.3 per cent) due to the success of the JPS family. We maintained our position in the fine cut tobacco sector with a robust performance from the market leader Interval at 14.9 per cent (2005: 15.1 per cent). Our overall fine cut tobacco share declined to 28.0 per cent (2005: 29.0 per cent).

In Spain, we made significant domestic progress with JPS growing our cigarette market share to 6.4 per cent (2005: 5.1 per cent). However, trading conditions remain challenging following excise tax increases in February 2006 which were mainly absorbed by tobacco manufacturers, reducing the estimated profitablilty of the market by more than 30 per cent.

In Greece, our cigarette market share progressed to 8.4 per cent (2005: 7.0 per cent) due to another strong performance from Davidoff in the premium segment, now up to 3.3 per cent (2005: 2.7 per cent), supported by West.

OUTLOOK

We expect that further regulatory changes in the region will continue to cause moderate reductions in market sizes. France is likely to implement restrictions on smoking in public places next year and pictorial health warnings are planned to be introduced in Belgium early next year. We also expect the competitive and pricing environment to remain challenging in the near term.

We will focus on further improving our cigarette market shares and the ongoing development of our fine cut tobacco business. We believe the breadth of our product portfolio continues to provide us with future opportunities for growth.

REST OF THE WORLD

In 2006, we delivered volume and cigarette share gains in many markets in the Rest of the World region.

Revenue less duty was up 5 per cent to £1,106 million and adjusted profit from operations was up 21 per cent to £252 million. These results reflect strong cigarette volume growth supported by continued investment in the region partially offset by the ongoing competitive challenges in Central Europe.

ASIA

OVERVIEW

With rising GDP and increasing population, Asia is the world’s fastest growing economic region and represents 50 per cent of global cigarette consumption. The regulatory environment is mixed with some markets in the process of adopting the recommendations of the Framework Convention on Tobacco Control.

We have a strong premium position in Taiwan and a growing presence in Vietnam and Laos. In China, we benefit from our positive collaboration with the State Tobacco Monopoly Administration and the Yuxi Hongta Group. Our key brands in the region include Davidoff, Boss, Bastos and the ‘A’ brand family.

OUR PERFORMANCE

In Taiwan we launched the first king size Davidoff cigarette, Davidoff Neon, in December 2005, which has captured 0.5 per cent market share. Our volumes benefited as a result of a Boss packaging improvement and the Davidoff Neon launch, however our overall market share was down slightly to 11.1 per cent (2005: 11.4 per cent). In Vietnam, Bastos held market share at 10.3 per cent (2005: 10.2 per cent) while in Laos we delivered strong volume growth from the ‘A’ brand family.

AUSTRALASIA

OVERVIEW

The mature markets of Australia and New Zealand are among the most highly regulated in the world, with pictorial health warnings in Australia and extensive restrictions on display and smoking in public places. However, we have demonstrated our ability to continue to grow our profit. Key brands include Horizon and Peter Stuyvesant in cigarettes and Drum and Champion in fine cut tobacco.

OUR PERFORMANCE

In Australia, our cigarette share was up slightly at 17.8 per cent (2005: 17.7 per cent) with a good performance from Peter Stuyvesant and Brandon. Our fine cut tobacco share was down to 62.0 per cent (2005: 63.4 per cent), due to increased competitor activity. John Brandon also performed well in New Zealand, growing our market share to 17.6 per cent (2005: 17.0 per cent).

CENTRAL EUROPE

OVERVIEW

In Central Europe the trading environment continues to be challenging. Duty increases have taken place across the region, as countries move further towards EU minimum excise rates, impacting volumes. We are well represented across the region with key markets including Poland, Hungary, Slovenia, Slovakia and the Czech Republic. Our regional brands include Route 66, Golden Gate, Moon and Paramount. In Scandinavia, our acquisition of the Norwegian distributor of tobacco products, Gunnar Stenberg, in February 2006, and our investment in the Swedish snus company, Skruf, have provided a base from which to develop our business.

OUR PERFORMANCE

Across the region we have increased our cigarette market shares: Poland to 16.1 per cent (2005: 15.5 per cent), Hungary to 14.5 per cent (2005: 12.6 per cent) and the Czech Republic to 9.6 per cent (2005: 7.2 per cent), with growth driven by the performance of our value brands. We launched Davidoff, West and Paramount in both Sweden and Norway during the year.

EASTERN EUROPE

OVERVIEW

Our Eastern Europe region is experiencing strong economic development and, while some restrictions are in place, our ability to communicate with consumers is significantly greater than in the EU. Our established positions in Russia and the Ukraine are complemented by a growing business in the Caucasus and in Turkey. Our key brands in the region include Davidoff, West, Maxim, Classic and Prima.

OUR PERFORMANCE

We grew volumes by 14 per cent across the region. In Russia, our market share was up to 5.5 per cent, (2005: 5.3 per cent) with a strong performance from Maxim. To increase our retail coverage and improve efficiencies we formed a joint merchandising force with Altadis in February 2006. In the Ukraine our market share was stable at 19.0 per cent (2005: 18.9 per cent) and we continue to invest in our market leading brand Prima. In Turkey our market share grew to 1.4 per cent (2005: 0.4 per cent) with a good performance from Klasik.

AFRICA AND THE MIDDLE EAST

OVERVIEW

We have an established presence with brands such as Excellence in the sub Saharan region of Africa, Good Look in Madagascar and Davidoff in the Middle East. Regulation is increasing with differing levels of restrictions in place or evolving in all markets. As the trading environment may be subject to political instability, the effective regional management of our operations is important to ensure continued supply and distribution.

OUR PERFORMANCE

We delivered market share improvements with the continued growth of Excellence in Côte d’Ivoire and Good Look in Madagascar. Following the decision to end the licensed manufacturing and distribution arrangements with British American Tobacco in West Africa, we have benefited from increased volumes and market shares. With the cessation of our manufacturing agreement with Phillip Morris, we are restructuring our operations in Senegal. We have recently launched Davidoff in Senegal, Gabon, Burkina Faso and Côte d’Ivoire and there are positive signs of development in all markets. Davidoff continued to grow strongly in the Middle East region with volumes up 31 per cent, notably in Saudi Arabia with Davidoff One.

UNITED STATES

OVERVIEW

We have been monitoring developments in the United States for a considerable period of time and have been encouraged by the recent positive developments in the litigation landscape. As the second largest market in the world, representing 7 per cent of world cigarette volumes and a significantly higher percentage of world profit, the US offers great potential for the Group. We currently sell and distribute papers and tubes in the US and have a basic infrastructure in place.

We recently applied for membership of the Master Settlement Agreement, which is a pre-requisite for our market entrance. Our entry into this profitable market with tobacco products would be organically and without any historic liabilities.

OUTLOOK

The Rest of the World is a diverse region with over 100 countries with different dynamics, opportunities and challenges. This year’s performance has demonstrated our ability to deliver organic growth in the region. We will continue to invest in our key markets, core brands and route to market to capitalise on our results to date. We see many opportunities to continue to develop our footprint in terms of brand portfolio and market presence.

MANUFACTURING

The drive for excellence across our manufacturing base continues. In 2006, we delivered significant cost savings further optimising our cost base and simplifying and standardising our business.

OUR PERFORMANCE

We reduced our unit costs across the Group, including a further reduction in cigarette unit costs of 6 per cent. We increased our overall productivity by 6 per cent (excluding our Lahr factory in Germany which was impacted by the cessation of Singles production). We continued our focus on simplification across our product portfolio, reducing our blends, ingredients and stock keeping units.

As part of our ongoing review to improve operational efficiencies we announced a number of restructurings during the year. This included announcing the closure of our factories in Liverpool in the UK and Lahr in Germany, the latter as a direct result of the change in tax status of Singles and unfiltered eco-cigarillos in Germany. Both facilities are due to be closed by March 2007. We completed the restructuring of part of our European cigarette operations, with our Central European cigarette production relocated from Germany to Poland and the closure in the UK of our Treforest papers factory as announced last year. A number of activities within central manufacturing support have also been consolidated.

We have continued our capital investment programme. This concentrates on harmonising cigarette pack formats in Europe and increasing capacity in line with growing sales volumes in Eastern Europe, particularly in Volgograd and Kiev. In addition, a significant machinery upgrade programme is in progress across our African factories, utilising surplus machinery. This will deliver further improvements in efficiency and quality.

We have delivered further operational efficiencies through the use of standard systems and processes, which are reflected in our manufacturing performance indicators.

We continued our programme of ISO14001 accreditation with 4 locations certified during the year. A total of 59 per cent of our factories are now ISO14001 accredited.

Across our supply chain, we have focused on the competitiveness of our distribution network and the development of our planning process. Distribution has been reviewed and rationalised, providing greater flexibility and support, as well as delivering cost savings.

OUTLOOK

Our objectives are focused on manufacturing quality products, on reducing complexity and on optimising our cost base. Our continuous process of review, should ensure our manufacturing footprint remains flexible and responsive in line with changing market requirements, delivering further efficiency improvements across all our manufacturing activities.

FINANCIAL REVIEW

In 2006, adjusted profit from operations was up 5 per cent, to £1,356 million,  as a result of our continuing sales development and efficiency gains. Reported profit from operations was £1,311 million, up by 6 per cent (2005: £1,240 million).

RESTRUCTURING COSTS

Reported profit from operations was impacted by restructuring costs of £45 million (2005: £57 million). The 2006 costs relate to the announced closures of our Lahr and Liverpool factories. Annual savings of around £4 million are expected in our 2007 financial year with additional annual savings of £7 million in our 2008 financial year.

NET FINANCE COSTS

Reported net finance costs of £143 million (2005: £162 million) include retirement benefit net finance income of £46 million (2005: £22 million) and fair value losses on interest rate derivatives of £1 million (2005: not applicable). Eliminating these items, adjusted net finance costs totalled £188 million (2005: £184 million) giving adjusted interest cover of 7.2 times (2005: 7.0 times). The increase in adjusted net finance costs is due to a marginal increase in our average all-in cost of debt to 5.4 per cent (2005: 5.3 per cent). Our average adjusted net debt was stable during the year at £3.5 billion.

PROFIT BEFORE TAX

Reported profit before tax increased by 8 per cent to £1,168 million (2005: £1,078 million).

TAXATION

The tax charge for the year was £310 million (2005: £288 million), representing an effective tax rate of 26.5 per cent (2005: 26.7 per cent).

EARNINGS AND DIVIDENDS

Adjusted earnings per share increased by 9 per cent to 122.2 pence (2005: 112.2 pence) and basic earnings per share increased by 13 per cent to 122.2 pence (2005: 108.6 pence).

We have proposed a final dividend of 43.5 pence such that the total dividend for the year is 62.0 pence, an increase of 11 per cent, just ahead of our adjusted earnings per share growth. This dividend will be paid on 16 February 2007 to those shareholders on the register at the close of business on 19 January 2007. Our dividend policy is progressive, growing dividends broadly in line with adjusted earnings per share, with around a 50 per cent payout ratio.

ACQUISITIONS

In September 2006, we acquired the worldwide Davidoff cigarette trademark from Tchibo Holding AG for a cash consideration of euro 540 million (£368 million). We also acquired Gunnar Stenberg, a Norwegian distributor of tobacco products and accessories in February 2006 and paid the final instalment on the Tobaccor acquisition in December 2005.

CAPITAL EXPENDITURE

Gross capital expenditure in relation to property, plant, equipment and software was £82 million (2005: £102 million), reflecting a maintenance level of capital expenditure. Our net capital expenditure was £67 million (2005: £75 million) including proceeds on disposal of fixed assets of £15 million (2005: £27 million).

FINANCING

At the end of the year our reported net debt increased to £3.9 billion (2005: £3.3 billion). Eliminating the fair value of interest rate derivatives and accrued interest of £0.1 billion (2005: not applicable), our adjusted net debt was £3.8 billion (2005: £3.3 billion). A reconciliation of reported to adjusted net debt is included within note 9. The increase in adjusted net debt is due to the acquisition of the Davidoff cigarette trademark and the level of the share buyback programme being greater than our free cash flow after dividends. Our cash conversion of 98 per cent (2005: 101 per cent) is in line with our target rate of around 100 per cent.

In April 2006 we agreed an increase in our core committed bank facility of euro 1.5 billion on existing terms. Following this increase our core committed bank facility totalled £2.5 billion.

FINANCIAL REPORTING

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and IFRIC interpretations as endorsed by the European Union (collectively “IFRS”) and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The 2006 financial statements are the Group’s first full year consolidated financial statements prepared under IFRS, with a transition date to IFRS of 1 October 2004.  Consequently, the comparative figures for 2005 and the Group’s balance sheet as at 1 October 2004 have been restated to comply with IFRS, with the exception of IAS 32: “Financial instruments: disclosure and presentation” and IAS 39: “Financial instruments: recognition and measurement” which have been applied from 1 October 2005.  In addition, IFRS 1 on first time adoption allows certain exemptions from retrospective application of IFRS in the opening balance sheet for 2004.

Subsequent to releasing our restated 2005 full year results we have reclassified certain advertising and promotion expenditure and pension benefit net financing income within our income statement. These changes do not impact the previously reported IFRS profit before tax for the 2005 full year.

For full details, of the 2005 restatement visit the investor section of our website www.imperial-tobacco.com

CAUTIONARY STATEMENT

All statements, other than statements of historical fact, included herein, are, or may be deemed to be, forward-looking statements within the meaning of Section 21E of the Securities Exchange Act 1934, as amended.  For a discussion of important factors that could cause actual results to differ materially from those discussed in such forward-looking statements please refer to Imperial Tobacco’s annual report on Form 20-F for the fiscal year ended 30 September 2005, filed with the United States Securities and Exchange Commission on 16 February 2006.

FINANCIAL STATEMENTS

The figures and financial information for the year ended 30 September 2006 do not constitute the statutory financial statements for that year.  Those financial statements have not yet been delivered to the Registrar, nor have the Auditors yet reported on them.  The financial statements have been prepared in accordance with our accounting policies published in our interim financial statements available on our website www.imperial-tobacco.com.

CONSOLIDATED INCOME STATEMENT

for the year ended 30 September 2006

2006	2005
£m	£m

Revenue	11,676	11,229
Duty	(8,514)	(8,106)
Raw materials and consumables used	(641)	(651)
Changes in inventories of finished goods and work in progress	(9)	3
Employment costs	(468)	(455)
Depreciation and amortisation	(103)	(97)
Other operating charges	(630)	(683)
Profit from operations	1,311	1,240

Adjusted profit from operations	1,356	1,297
Restructuring costs	(45)	(57)
Investment income	283	180
Finance costs	(426)	(342)
Net finance costs	(143)	(162)
Adjusted net finance costs	(188)	(184)
Retirement benefits net financing income	46	22
Fair value gains and losses on derivative financial instruments	(1)	n/a
Profit before taxation	1,168	1,078
Taxation	(310)	(288)
Profit for the year	858	790
Attributable to:
Equity holders of the Company	851	784
Minority interests	7	6
Earnings per ordinary share	- Basic	122.2	p	108.6	p
- Diluted	121.6	p	108.1	p

All activities derive from continuing operations.

CONSOLIDATED BALANCE SHEET AT 30 SEPTEMBER 2006

	2006	2005
	£m	£m
Non-current assets
Intangible assets	3,910	3,554
Property, plant and equipment	580	642
Investments in associates	5	5
Retirement benefit assets	397	259
Trade and other receivables	19	4
Deferred tax assets	71	62
	4,982	4,526
Current assets
Inventories	789	857
Trade and other receivables	1,067	1,012
Current tax assets	13	44
Cash and cash equivalents	263	256
Derivative financial instruments	29	—
	2,161	2,169
Total assets	7,143	6,695
Current liabilities
Borrowings	(1,122)	(707)
Derivative financial instruments	(119)	—
Trade and other payables	(1,433)	(1,528)
Current tax liabilities	(272)	(235)
Provisions	(56)	(50)
	(3,002)	(2,520)
Non-current liabilities
Borrowings	(2,930)	(2,775)
Derivative financial instruments	—	(57)
Trade and other payables	(5)	(11)
Deferred tax liabilities	(135)	(133)
Retirement benefit liabilities	(434)	(438)
Provisions	(39)	(56)
	(3,543)	(3,470)
Total liabilities	(6,545)	(5,990)
Net assets	598	705

Equity
Share capital	73	73
Share premium account	964	964
Retained earnings	(423)	(370)
Exchange translation reserve	(35)	19
Equity attributable to equity holders of the Company	579	686
Minority interests	19	19
Total equity	598	705

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 30 September 2006

	2006	2005
	£m	£m

Exchange movements	(54)	19
Actuarial gains on retirement benefits	100	101
Deferred tax relating to actuarial gains on retirement benefits	(24)	(34)
Deferred tax on other items taken directly to or transferred from equity	7	—
Net income recognised directly in equity	29	86
Profit for the year	858	790
Total recognised income and expense for the year	887	876
Attributable to:
Equity holders of the Company	880	870
Minority interests	7	6
Total recognised income and expense for the year	887	876
Adoption of IAS 39 attributable to:
Equity holders of the Company	6
Minority interests	—
	6

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30 September 2006

	2006	2005
	£m	£m
Cash flows from operating activities	1,155	1,143
Cash flows from investing activities
Interest received	13	16
Purchase of property, plant and equipment	(75)	(92)
Proceeds from sale of property, plant and equipment	15	27
Purchase of intangible assets - trademarks	(368)	—
Purchase of intangible assets - software	(7)	(10)
Purchase of subsidiary undertakings	(68)	(6)
Net cash used in investing activities	(490)	(65)
Cash flows from financing activities
Interest paid	(199)	(212)
Purchase of treasury shares	(556)	(201)
Proceeds from sale of shares held under Employee Share Ownership Trusts	7	3
Purchase of shares held under Employee Share Ownership Trusts	(55)	(8)
Increase/(decrease) in borrowings	561	(374)
Dividends paid to minority interests	(7)	(4)
Dividends paid to shareholders	(406)	(373)
Net cash used in financing activities	(655)	(1,169)
Net increase/(decrease) in cash and cash equivalents	10	(91)

Cash and cash equivalents at start of year	256	339
Effect of foreign exchange rates	(4)	8
Adjustments relating to adoption of IAS 39 from 1 October 2005	1	—
Cash and cash equivalents at end of year	263	256

1.  Segmental information

The principal activity of the Group is the manufacture, marketing and sale of tobacco and tobacco related products.  The management structure is based on geographical regions.  These geographical regions of UK, Germany, Rest of Western Europe and Rest of the World have been used as the primary reporting segments.  The manufacture, marketing and sale of tobacco and tobacco related products is a single integrated business and as a consequence, the Group has only one business segment and no secondary segment disclosure has been made.  The central costs are allocated to segments on the basis of revenue less duty.

Geographical analysis of consolidated income statement by destination of sales

	2006 Revenue	2006 Duty	2006 Profit from Operations	2005 Revenue	2005 Duty	2005 Profit from Operations
	£m	£m	£m	£m	£m	£m

UK	4,762	3,927	496	4,710	3,910	460
Germany	2,707	2,123	243	2,630	2,000	265
Rest of Western Europe	1,647	1,010	321	1,571	927	308
Rest of the World	2,560	1,454	251	2,318	1,269	207
International	6,914	4,587	815	6,519	4,196	780
	11,676	8,514	1,311	11,229	8,106	1,240

Geographical reconciliation of profit from operations to adjusted profit from operations by destination of sales

	2006 Adjusted profit from operations	2006 Restructuring costs	2006 Fair value changes on derivative financial instruments	2006 Retirement benefits net financing income	2006 Profit from operations
	£m	£m	£m	£m	£m

UK	506	(10)	—	—	496
Germany	274	(31)	—	—	243
Rest of Western Europe	324	(3)	—	—	321
Rest of the World	252	(1)	—	—	251
International	850	(35)	—	—	815
	1,356	(45)	—	—	1,311

	Adjusted				Reported
Investment income	13	—	82	188	283
Finance costs	(201)	—	(83)	(142)	(426)
Profit before taxation	1,168	(45)	(1)	46	1,168

	2005 Adjusted profit from operations	2005 Restructuring costs	2005 Fair value changes on derivative financial instruments	2005 Retirement benefits net financing income	2005 Profit from operations
	£m	£m	£m	£m	£m
UK	468	(8)	n/a	—	460
Germany	294	(29)	n/a	—	265
Rest of Western Europe	326	(18)	n/a	—	308
Rest of the World	209	(2)	n/a	—	207
International	829	(49)	n/a	—	780
	1,297	(57)	n/a	—	1,240

	Adjusted				Reported
Investment income	22	—	n/a	158	180
Finance costs	(206)	—	n/a	(136)	(342)
Profit before taxation	1,113	(57)	n/a	22	1,078

Use of adjusted measures

Management believes that reporting adjusted measures provides a better comparison of business performance for the year and reflects the way in which the business is controlled.  Accordingly, adjusted measures of profit from operations, net finance costs, profit before tax, taxation and earnings per share exclude, where applicable, restructuring costs, retirement benefit net finance income, fair value gains and losses on derivative financial instruments and related taxation effects. Reconciliations between adjusted and reported taxation are included in note 4 and between adjusted and reported earnings per share in note 6.

The term adjusted is not a defined term under IFRS and may not be comparable with similarly titled measures reported by other companies.

The principal adjustments made to reported profits are as follows:

Restructuring costs

These are significant one-off costs incurred in integrating acquired businesses and rationalisation initiatives.

Fair value gains and losses on derivative financial instruments

IAS 39 requires that all derivative financial instruments be recognised on the balance sheet at fair value, with changes in the fair value being recognised in the income statement unless the instrument qualifies for hedge accounting under IAS 39.

The Group hedges underlying exposures in an efficient, commercial and structured manner. However the strict hedging requirements of IAS 39 lead to some commercially effective hedge positions not qualifying for hedge accounting. As a result, the Group has decided not to apply hedge accounting as permitted under IAS 39 and we exclude fair value gains and losses on derivative financial instruments from adjusted measures where appropriate.

Retirement benefit net financing income

The expected return on plan assets and the interest on retirement benefit liabilities is included within net finance costs.  Since these items do not impact cash flows and can be subject to significant volatility outside management’s control they have been eliminated from adjusted net finance costs, profit before tax and earnings per share.

2.  Restructuring Costs

	2006	2005
	£m	£m

Employment related (mainly termination)	23	36
Fixed asset write offs and impairment	17	13
Other operating charges	5	8
	45	57

In 2006 restructuring costs were primarily in respect of the closure of our Liverpool and Lahr factories.

In 2005 restructuring costs were in respect of the closure of our tube factories in Plattsburgh and Montreal, the cigarette factory in Dublin, the rolling papers factory in Treforest in South Wales and a significant headcount reduction at the Berlin cigarette factory.

3.  Net finance costs

	2006	2005
	£m	£m

Interest on bank deposits	(13)	(22)
Expected return on retirement benefit assets	(188)	(158)
Fair value gains on derivative financial instruments	(82)	n/a
Investment income	(283)	(180)
Interest on bank and other loans	201	206
Interest on retirement benefit liabilities	142	136
Fair value losses on derivative financial instruments	83	n/a
Finance costs	426	342
Net finance costs	143	162

4.  Taxation

Analysis of charge in year

	2006	2005
	£m	£m

Current tax
UK corporation tax at 30% (2005: 30%)	148	109
Overseas taxation	164	199
Total current taxation	312	308

Deferred tax
Origination and reversal of temporary differences	(2)	(20)
Total tax charge	310	288

The table below shows the tax impact of the adjustments made to reported profit after tax in order to arrive at the adjusted measure of earnings.

	2006	2005
	£m	£m

Reported taxation	310	288
Tax on restructuring costs	16	15
Tax on retirement benefits net financing income	(16)	(6)
Adjusted tax charge	310	297

5.  Dividends

Amounts recognised as distributions to ordinary shareholders in the year:

	2006	2005
	£m	£m
Final dividend for the year ended 30 Sept 2005 of 39.5p per share (2004: 35.0p)	279	253
Interim dividend for the year ended 30 Sept 2006 of 18.5p per share (2005: 16.5p)	127	120
	406	373

A final dividend for the year ended 30 September 2006 of 43.5 pence per share has been proposed.  This amounts to £295m based on the number of shares ranking for dividend at 30 September 2006.  At the date of the year end, the shareholders had not yet approved the final dividend at the Annual General Meeting and therefore it is not included in the balance sheet as a liability.

6.  Earnings per share

Basic earnings per share is based on the profit for the year attributable to the equity holders of the Company and the weighted average number of ordinary shares in issue during the year excluding shares held to satisfy the Group’s employee share schemes and shares purchased by the Company and held as treasury shares.  Diluted earnings per share have been calculated by taking into account the weighted average number of shares that would be issued on conversion into ordinary shares of rights held under the employee share schemes.

	2006	2005
	£m	£m

Earnings: basic and diluted	851	784

	Numbers in millions		Numbers in millions
Weighted average number of shares:
Shares for basic earnings per share	696.3		721.6
Potentially dilutive share options	3.3		3.4
Shares for diluted earnings per share	699.6		725.0

Basic earnings per share	122.2	p	108.6	p
Diluted earnings per share	121.6	p	108.1	p

As described in note 1 above, management believes that reporting adjusted measures, including adjusted earnings per share, provides a better comparison of business performance for the year and reflects the way in which the business is controlled.

A reconciliation from reported earnings per share to adjusted earnings per share, and the earnings figures (net of tax) used in calculating them is as follows:

	2006		2006 Earnings	2005		2005 Earnings
	EPS		£m	EPS		£m

Reported basic	122.2	p	851	108.6	p	784
Restructuring costs	4.2	p	29	5.8	p	42
Retirement benefits net financing income	(4.3	)p	(30)	(2.2	)p	(16)
Fair value gains and losses on derivative financial instruments	0.1	p	1	n/a		n/a
Adjusted	122.2	p	851	112.2	p	810

7.  Acquisitions

On 5 September 2006, the Group acquired the worldwide Davidoff cigarette trademark for a cash consideration of £368 million.  The Group had been the long term licensee of the trademark following the acquisition of Reemtsma in 2002.  Given the global growth potential of the brand, the directors consider that the Davidoff cigarette trademark has an indefinite life and is therefore not subject to amortisation.  It is, however, subject to an annual impairment review under the requirements of IAS 36.

During 2006 the Group acquired interests in a number of small businesses, including in February 2006 a 100% interest in Gunnar Stenberg AS, a tobacco and tobacco-related products sales and distribution company based in Norway.  The fair and book value of the net assets acquired were £2m, giving rise to goodwill of £11m.

8.  Reconciliation of cash flow from operating activities

	2006	2005
	£m	£m

Profit for the year	858	790
Adjustments for:
Taxation	310	288
Finance costs	426	342
Investment income	(283)	(180)
Depreciation, amortisation and impairment	120	110
Movement in other provisions	(11)	11
Operating cash flows before movements in working capital	1,420	1,361
Decrease/(increase) in inventories	59	(10)
Increase in trade and other receivables	(99)	(47)
Increase in trade and other payables	11	78
Movement in working capital	(29)	21
Taxation paid	(236)	(239)
Net cash flow from operating activities	1,155	1,143

9.  Analysis of net debt

The movements in cash and cash equivalents, borrowings and derivative financial instruments in the year were as follows:

	Net cash and cash equivalents	Short term borrowings	Long term borrowings	Derivative financial instruments	Total
	£m	£m	£m	£m	£m

As at 30 Sept 2005 before IAS 39 transition	256	(707)	(2,775)	(57)	(3,283)
IAS 39 transition	1	(1)	(39)	(15)	(54)
As at 1 Oct 2005 after IAS 39 transition	257	(708)	(2,814)	(72)	(3,337)
Cash flow	10	(415)	(146)	—	(551)
Accretion of interest	—	(19)	17	—	(2)
Change in fair values	—	—	—	(18)	(18)
Currency translation differences	(4)	20	13	—	29
As at 30 Sept 2006	263	(1,122)	(2,930)	(90)	(3,879)

Adjusted net debt

Management monitors the Group’s borrowing levels using adjusted net debt which excludes the fair value of interest rate derivative financial instruments and interest accruals.

	2006	2005
	£m	£m
Net debt as reported	(3,879)	(3,283)
Accrued interest	41	n/a
Fair value of interest rate derivatives	16	n/a
Adjusted net debt	(3,822)	(3,283)

10.  Purchase of treasury shares

During the year the Company continued its share buyback programme purchasing 32,489,000 ordinary shares in Imperial Tobacco Group PLC for a total cost of £556m including expenses.  As at 30 September 2006 the total number of shares held in treasury is 46,004,000 representing 6.3% of the issued share capital. The total cost, including expenses, of shares held in treasury is £757m. The shares purchased to date have not been cancelled but are held in a treasury shares reserve and represent a deduction from equity shareholders’ funds.

FINANCIAL CALENDAR

Ex-dividend date for final dividend	17 January 2007
Final dividend record date	19 January 2007
Final dividend payable	16 February 2007